

1 September 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Appendix 3Y Change of Director's Interest Notice (Argyle), lodged with the Australian Stock Exchange on 1 September 2004;
- Appendix 3Y Change of Director's Interest Notice (Broadbent), lodged with the Australian Stock Exchange on 1 September 2004;
- Appendix 3Y Change of Director's Interest Notice (Goode), lodged with the Australian Stock Exchange on 1 September 2004;
- Appendix 3Y Change of Director's Interest Notice (Jungels), lodged with the Australian Stock Exchange on 1 September 2004;
- Appendix 3Y Change of Director's Interest Notice (Rose), lodged with the Australian Stock Exchange on 1 September 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.



Rebecca Sims
Compliance Officer

dlw 9/8

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rory Edward Stanley ARGYLE
Date of last notice	23 April 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	26 August 2004
No. of securities held prior to change	Direct = 7,126 Indirect = 11,300
Class	Ordinary
Number acquired	401
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,407.47
No. of securities held after change	Direct = 7,527 Indirect = 11,300
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition via Non-Executive Directors' Share Plan.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Rosemary BROADBENT
Date of last notice	8 June 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	26 August 2004
No. of securities held prior to change	Direct = 37,640 Indirect = 10,000
Class	Ordinary
Number acquired	957
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17,678.18
No. of securities held after change	Direct = 38,597 Indirect = 10,000

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Pierre Jean-Marie Henri JUNGELS
Date of last notice	8 June 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	26 August 2004
No. of securities held prior to change	Direct = 4,841
Class	Ordinary
Number acquired	798
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,741.05
No. of securities held after change	Direct = 5,639

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Philip John Barnes ROSE
Date of last notice	8 June 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	26 August 2004
No. of securities held prior to change	Direct = 28,705
Class	Ordinary
Number acquired	1,400
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$25,861.50
No. of securities held after change	Direct = 30,105